東京青山・青木・狛法律事務所

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[redacted]

08000702

FILE NO. 082-03311

February 1, 2008

VIR AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SHISEIDO COMPANY, LIMITED
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to Shiseido Company, Limited (the "Company") with respect to its ADR program, enclose herewith the English translation of the document which contents were announced by the Company.

- Consolidated Financial Results for the Nine Months Ended December 31, 2007 (dated January 31, 2008) (English translation)

Yours very truly,

Fusako Otsuka

Encl.
cc: Shiseido Company, Limited
cc: The Bank of New York

The figures for this Financial Statement are prepared in accordance with the accounting principles based on Japanese law. Accordingly, they do not necessarily match the figures in the Annual Report issued by the Company, which present the same statements in a form that is more familiar to foreign readers through certain reclassifications or summarization of accounts.

January 31, 2008

Consolidated Financial Results for the Nine Months Ended December 31, 2007

Company Name: Shiseido Company, Limited — Listing: Tokyo Stock Exchange, First Section

Code Number: 4911 — URL: http://www.shiseido.co.jp/e/

Representative: Shinzo Maeda, President & CEO (Representative Director)

Contact: Yukihiro Saito, Head of Investor Relations, Financial Department (Tel: +81-3-3572-5111)

(Amounts under one million yen have been rounded down.)

1. Operating Results for the Nine Months of the Fiscal Year Ending March 31, 2008 (From April 1, 2007 to December 31, 2007)

(1) Consolidated Operating Results

(Millions of yen, except for per share figures)

	Net Sales	Operating Income	Ordinary Income
Nine Months Ended Dec. 31, 2007	536,730 [+3.7%]	50,252 [+23.3%]	52,294 [+19.7%]
Nine Months Ended Dec. 31, 2006	517,338 [+3.4%]	40,744 [−0.7%]	43,679 [+1.4%]
Fiscal Year Ended March 31, 2007	694,594	50,005	53,465

	Net Income	Net Income per Share (Yen)	Fully Diluted Net Income per Share (Yen)
Nine Months Ended Dec. 31, 2007	26,212 [+29.3%]	64.08	63.84
Nine Months Ended Dec. 31, 2006	20,267 [−16.6%]	49.02	48.84
Fiscal Year Ended March 31, 2007	25,293	60.89	60.71

(Note)
Numbers in brackets alongside net sales, operating income, ordinary income and net income indicate percentage increase/decrease over previous corresponding term.

(2) Consolidated Financial Position

(Millions of yen, except for equity ratio and per share figures)

	Total Assets	Net Assets	Equity Ratio (%)	Net Assets per Share (Yen)
Nine Months Ended Dec. 31, 2007	654,359	393,253	57.4	930.53
Nine Months Ended Dec. 31, 2006	686,950	396,158	55.4	921.75
Fiscal Year Ended March 31, 2007	739,832	403,796	52.5	940.79

(3) Consolidated Cash Flows

(Millions of yen)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Term
Nine Months Ended Dec. 31, 2007	40,958	(3,029)	(94,245)	89,742
Nine Months Ended Dec. 31, 2006	28,712	(12,305)	(15,503)	93,461
Fiscal Year Ended March 31, 2007	69,431	(18,482)	1,836	145,259

2. Dividends

(Yen)

<table>
<tr><th rowspan="2"></th><th colspan="3">Dividend per Share</th></tr>
<tr><th>Interim</th><th>Year-End</th><th>Full Year</th></tr>
<tr><td>Fiscal Year Ended March 31, 2007</td><td>16.00</td><td>16.00</td><td>32.00</td></tr>
<tr><td>Fiscal Year Ending March 31, 2008</td><td>17.00</td><td></td><td rowspan="2">34.00</td></tr>
<tr><td>Fiscal Year Ending March 31, 2008 (plan)</td><td></td><td>17.00</td></tr>
</table>

3. Consolidated Earnings Forecasts for the Fiscal Year Ending March 31, 2008 (From April 1, 2007 to March 31, 2008) *Reference

(Millions of yen, except for per share figures)

	Net Sales	Operating Income	Ordinary Income
Fiscal Year Ending March 31, 2008	725,000 [+4.4%]	60,000 [+20.0%]	61,000 [+14.1%]

	Net Income	Net Income per Share (Yen)
Fiscal Year Ending March 31, 2008	34,000 [+34.4%]	84.16

(Note)
Numbers in brackets alongside net sales, operating income, ordinary income and net income indicate percentage increase/decrease over previous corresponding term.

4. Other Information

(1) Significant changes in subsidiaries (scope of consolidation) during period: None

(2) Simplified accounting method adopted: None

(3) Difference in accounting methods compared with most recent fiscal year: Yes

(Note) Please refer to "4. Other Information" in the *Supplementary Explanations and Financial Statements* section on page 4.

In this document, statements other than historical facts are forward-looking statements that reflect the Company's plans and expectations. These forward-looking statements involve risks, uncertainties and other factors that may cause the actual results and achievements to differ from those anticipated in these statements.

Supplementary Explanations and Financial Statements

1. Supplementary Explanation on Consolidated Operating Results

In the period under review (the nine-month period ended December 31, 2007), growth in the domestic cosmetics market was very slight, restricted by increases in resource prices and deteriorating consumer purchasing sentiment stemming from uncertainty about the economic outlook. Overseas, there were concerns about a global economic slowdown sparked by the subprime mortgage crisis in the United States. By contrast, the Chinese cosmetics market continued growing rapidly, and the European and North American markets for prestige cosmetics were solid. (The nine-month period ended September 30, 2007, is used for overseas subsidiaries.)

Shiseido Company, Limited (the Company) is in the final year of its Three-Year Plan, aimed at maximizing growth potential and raising profitability. Under the Plan, we are seeking to accomplish our remaining domestic marketing reform objectives, further boost global development (centering on China), and continue with fundamental structural reforms.

Consolidated net sales for the period amounted to ¥536,730 million, up 3.7% from the previous corresponding period. In the domestic cosmetics business segment, we reported a year-on-year decline in sales, reflecting stiff competition in each of the segment's product categories—prestige cosmetics (sold through counseling), self-selection cosmetics, and toiletries. In the overseas cosmetics business segment, we reported healthy sales in Asia, especially the continuously growing Chinese market, where our dedicated brands for that market have performed outstandingly. Meanwhile, the *SHISEIDO* brand and designer fragrances performed well in the United States and Europe.

Operating income rose 23.3%, to ¥50,252 million. This was the result of marginal gains owing to overseas sales expansion, an improved cost of sales ratio stemming from a change in product mix, and a decline in domestic marketing expenses. To portray ordinary income more appropriately, we shifted "Gain/Loss on Sale of Property, Plant, and Equipment" and other items from the "Other Income/Expenses" to the "Extraordinary Income/Loss" sections. After accounting for this change, ordinary income climbed 19.7%, to ¥52,294 million.

Among extraordinary income items, we reported a gain on the sale of shares in a logistics subsidiary and a gain on the sale of property, plant and equipment. We also posted extraordinary losses including an impairment loss, a restructuring expense and others. As a result, net income amounted to ¥26,212 million, up 29.3% from the previous corresponding period.

2. Supplementary Explanation on Consolidated Financial Position

Compared with the previous fiscal year-end (March 31, 2007), total assets declined ¥85,473 million, while the decrease in net assets was limited to ¥10,543 million. Accordingly, the equity ratio at the end of the period was 57.4%, compared with 52.5% at previous fiscal year-end.

[Consolidated Cash Flows]

Net cash provided by operating activities amounted to ¥40,958 million. Major reasons included ¥52,715 million in income before income taxes, which compensated for income taxes paid and other factors.

Despite making investments in fixed assets, which included installing a new ERP system and raising production capacity in China, net cash used in investing activities was limited to ¥3,029 million, owing mainly to the sale of shares in a logistics subsidiary and the sale of logistics centers.

Net cash used in financing activities was ¥94,245 million. Primary factors included ¥13,078 million in payment of cash dividends, ¥50 billion in redemption of the 3rd unsecured straight bond issue, and the purchase of 10 million shares of treasury stock totaling ¥24.4 billion (excluding odd-lot purchases).

As a result, cash and cash equivalents at end of period stood at ¥89,742 million, down ¥55,517 million from March 31, 2007.

3. Supplementary Explanation on Consolidated Forecasts

In light of its net sales results in the nine-month period under review, the Company has revised its previous net sales forecast for the fiscal year ending March 31, 2008 (previous forecast announced on October 25, 2007).

Specifically, we forecast consolidated net sales of ¥725 billion (compared with our previous prediction of ¥730 billion). We have not changed our forecasts for operating income, ordinary income, and net income.

4. Other Information

(1) Significant changes among subsidiaries (scope of consolidation) during period

Not applicable.

(2) Simplified accounting method adopted

Not applicable.

(3) Difference in accounting methods compared with most recent fiscal year

(Change in accounting for depreciation on property, plant and equipment)

Pursuant to an amendment to the Corporation Tax Law (Partial Revision of Income Tax Law, Law No. 6 of March 30, 2007; Partial Revision of Income Tax Law Enforcement Ordinance, Cabinet Order No. 83 of March 30, 2007), the Company and its domestic consolidated subsidiaries changed the treatment of depreciation on property, plant and equipment acquired after April 1, 2007.

The effect of this change on the Company's operating income, ordinary income, income before income taxes and net income in the period under review was minimal.

5. Consolidated Quarterly Financial Statements (Summary)

(1) Consolidated Quarterly Balance Sheets (Summary)

(Millions of yen, %)

	Nine Months Ended Dec. 31, 2006		Nine Months Ended Dec. 31, 2007		Fiscal Year Ended March 31, 2007		Increase / Decrease	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% Change
(ASSETS)								
I. Current Assets								
1. Cash and time deposits	53,835		63,039		82,453		-19,413	-23.5
2. Notes and accounts receivable	103,796		106,914		104,603		+2,311	+2.2
3. Short-term investments in securities	45,070		40,317		68,544		-28,227	-41.2
4. Inventories	72,042		70,983		73,890		-2,907	-3.9
5. Deferred tax assets	27,395		28,737		32,344		-3,606	-11.2
6.Other current assets	15,622		13,978		12,676		+1,301	+10.3
Less: Allowance for doubtful accounts	(1,450)		(1,498)		(1,303)		-194	+15.0
Total current assets	316,312	46.0	322,472	49.3	373,208	50.4	-50,735	-13.6
II. Fixed Assets								
1.Property, plant and equipment, at cost	174,553		150,226		171,635		-21,409	-12.5
2.Intangible assets	48,068		50,054		49,742		+312	+0.6
3.Investments and other assets	148,016		131,605		145,246		-13,641	-9.4
Total fixed assets	370,638	54.0	331,886	50.7	366,624	49.6	-34,737	-9.5
Total Assets	686,950	100.0	654,359	100.0	739,832	100.0	-85,473	-11.6
(LIABILITIES)								
I. Current Liabilities								
1. Notes and accounts payable	54,438		59,440		57,697		+1,743	+3.0
2. Short-term debt	4,362		5,474		4,456		+1,018	+22.8
3. Bonds redeemable within one year	57,743		6,925		57,868		-50,942	-88.0
4. Current portion of long-term borrowings	3,830		30,148		3,819		+26,328	+689.3
5. Accrued amount payable	44,230		40,999		53,016		-12,016	-22.7
6. Accrued income taxes	10,080		10,008		10,026		-17	-0.2
7. Reserve for sales returns	3,859		6,977		8,685		-1,708	-19.7
8. Accrued bonuses for employees	3,932		4,454		11,702		-7,247	-61.9
9. Accrued bonuses for directors and corporate auditors	80		81		122		-40	-33.1
10. Provision for liabilities and charges	891		1,033		1,377		-343	-25.0
11. Other current liabilities	20,680		20,659		19,068		+1,590	+8.3
Total current liabilities	204,130	29.7	186,205	28.5	227,840	30.8	-41,635	-18.3
II. Long-Term Liabilities								
1. Bonds	7,073		20,000		27,147		-7,147	-26.3
2. Long-term borrowings	35,397		8,133		34,546		-26,413	-76.5
3. Accrued retirement benefits	38,297		37,906		38,643		-736	-1.9
4. Accrued retirement benefits for directors and corporate auditors	71		-		71		-71	-
5. Allowance for loss on guaranties	350		350		350		-	-
6. Deferred tax liabilities	2,216		5,042		4,144		+897	+21.7
7. Other long-term liabilities	3,254		3,467		3,291		+176	+5.4
Total long-term liabilities	86,661	12.6	74,900	11.4	108,195	14.6	-33,295	-30.8
Total Liabilities	290,792	42.3	261,105	39.9	336,036	45.4	-74,930	-22.3

(Millions of yen, %)

	Nine Months Ended Dec. 31, 2006		Nine Months Ended Dec. 31, 2007		Fiscal Year Ended March 31, 2007		Increase / Decrease	
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% Change
(NET ASSETS)								
I. Shareholders' Equity								
1.Common stock	64,506	9.4	64,506	9.9	64,506	8.7	-	-
2.Capital surplus	70,289	10.2	70,258	10.7	70,293	9.5	-35	-0.1
3.Retained earnings	250,578	36.5	240,138	36.7	255,410	34.5	-15,271	-6.0
4.Less: treasury stock, at cost	(17,135)	(2.5)	(11,617)	(1.8)	(16,896)	(2.2)	+5,278	-31.2
Total shareholders' equity	368,239	53.6	363,286	55.5	373,314	50.5	-10,028	-2.7
II. Valuation, Translation Adjustments and Others								
1. Unrealized gains on available-for-sale securities, net of taxes	14,890	2.2	9,235	1.4	13,743	1.8	-4,508	-32.8
2. Deferred losses on hedges	(421)	(0.1)	(151)	(0.0)	(233)	(0.0)	+81	-34.9
3. Foreign currency translation adjustments	(2,381)	(0.3)	3,543	0.6	1,561	0.2	+1,982	+126.9
Total valuation, translation adjustments and others	12,087	1.8	12,626	2.0	15,071	2.0	-2,444	-16.2
III. Stock Acquisition Rights	28	0.0	137	0.0	52	0.0	+85	+162.8
IV. Minority Interests in Consolidated Subsidiaries	15,803	2.3	17,203	2.6	15,358	2.1	+1,845	+12.0
Total Net Assets	396,158	57.7	393,253	60.1	403,796	54.6	-10,543	-2.6
Total Liabilities and Net Assets	686,950	100.0	654,359	100.0	739,832	100.0	-85,473	-11.6

(Note) Increase/decrease indicate the difference between the current quarter-end and previous fiscal year-end.

(2) Consolidated Quarterly Statements of Operations (Summary)

(Millions of yen, %)

	Nine Months Ended Dec. 31, 2006		Nine Months Ended Dec. 31, 2007		Increase / Decrease		Fiscal Year Ended March 31, 2007	
	Amount	% of Total	Amount	% of Total	Amount	% Change	Amount	% of Total
I. Net Sales	517,338	100.0	536,730	100.0	+19,391	+3.7	694,594	100.0
II. Cost of Sales	136,178	26.3	138,972	25.9	+2,793	+2.1	185,532	26.7
Gross Profit	381,159	73.7	397,757	74.1	+16,598	+4.4	509,061	73.3
III. Selling, General and Administrative Expenses	340,414	65.8	347,505	64.7	+7,090	+2.1	459,056	66.1
Operating Income	40,744	7.9	50,252	9.4	+9,507	+23.3	50,005	7.2
IV. Other Income	6,703	1.3	4,656	0.8	-2,047	-30.5	8,123	1.2
V. Other Expenses	3,768	0.7	2,614	0.5	-1,154	-30.6	4,663	0.7
Ordinary Income	43,679	8.4	52,294	9.7	+8,614	+19.7	53,465	7.7
VI. Extraordinary Income	-	-	3,620	0.7	+3,620	-	-	-
VII. Extraordinary Loss	2,654	0.5	3,198	0.6	+544	+20.5	5,699	0.8
Income before Income Taxes	41,025	7.9	52,715	9.8	+11,689	+28.5	47,765	6.9
Income taxes: Current Deferred	11,641 6,394	3.5	13,856 9,403	4.3	+2,214 +3,009	+19.0 +47.1	13,660 5,514	2.8
Minority interest in net income of consolidated subsidiaries	2,721	0.5	3,241	0.6	+520	+19.1	3,297	0.5
Net Income	20,267	3.9	26,212	4.9	+5,945	+29.3	25,293	3.6

(3) Consolidated Quarterly Statement of Changes in Net Assets (Summary)

For the Nine Months Ended Dec. 31, 2007 (April 1, 2007–Dec. 31, 2007)

(Millions of yen)

	Shareholders' Equity				
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock, at cost	Total Shareholders' Equity
Balance as of March 31, 2007	64,506	70,293	255,410	(16,896)	373,314
Changes during the period					
Cash dividends from retained earnings			(13,464)		(13,464)
Net income for the nine months ended Dec. 31, 2007			26,212		26,212
Purchase of treasury stock				(24,974)	(24,974)
Disposal of treasury stock		(35)	(27,757)	30,253	2,459
Change in scope of consolidation			(52)		(52)
Other decrease in retained earnings (Note) 1			(210)		(210)
Net change in items other than shareholders' equity					
Total change during the period	-	(35)	(15,271)	5,278	(10,028)
Balance as of Dec. 31, 2007	64,506	70,258	240,138	(11,617)	363,286

	Valuation, Translation Adjustments and Others				Stock acquisition rights	Minority interests in consolidated subsidiaries	Total net assets
	Unrealized gains on available-for-sale securities, net of taxes	Deferred losses on hedges	Foreign currency translation adjustments	Total valuation, translation adjustments and others			
Balance as of March 31,2007	13,743	(233)	1,561	15,071	52	15,358	403,796
Changes during the period							
Cash dividends from retained earnings							(13,464)
Net income for the nine months ended Dec. 31, 2007							26,212
Purchase of treasury stock							(24,974)
Disposal of treasury stock							2,459
Change in scope of consolidation							(52)
Other decrease in retained earnings (Note) 1							(210)
Net change in items other than shareholders' equity	(4,508)	81	1,982	(2,444)	85	1,845	(514)
Total change during the period	(4,508)	81	1,982	(2,444)	85	1,845	(10,543)
Balance as of Dec. 31, 2007	9,235	(151)	3,543	12,626	137	17,203	393,253

(Notes)

1. Other decrease in retained earnings indicates provision for surplus due to appropriation of earnings of Chinese subsidiaries, pursuant to Chinese accounting standards, and an additional minimum liability recorded by a Taiwanese subsidiary, pursuant to Taiwanese accounting standards on retirement benefits.
2. The consolidated statements of changes in net assets for the previous corresponding period and for the previous fiscal year have been omitted from this report.

(4) Consolidated Quarterly Statements of Cash Flows (Summary)

(Millions of yen)

	Nine Months Ended Dec. 31, 2006	Nine Months Ended Dec. 31, 2007	Fiscal Year Ended March 31, 2007
I. Cash Flows from Operating Activities			
1. Income before income taxes	41,025	52,715	47,765
2. Depreciation	20,753	20,800	27,875
3. Decrease (increase) in receivables	737	(3,415)	1,542
4. Decrease (increase) in inventories	984	3,185	216
5. Increase (decrease) in payables	(14,221)	(4,517)	(3,755)
6. Other increase (decrease)	(8,509)	(14,565)	9,862
Subtotal	40,769	54,202	83,506
7. Income tax paid, others	(12,056)	(13,244)	(14,075)
Net cash provided by (used in) operating activities	28,712	40,958	69,431
II. Cash Flows from Investing Activities			
1. Acquisition of property, plant and equipment	(14,640)	(13,454)	(20,557)
2. Proceeds from sale of property, plant and equipment	3,229	18,526	4,161
3. Acquisition of intangible assets	(1,602)	(4,131)	(2,877)
4. Payments of long-term prepaid expenses	(3,351)	(3,755)	(5,122)
5. Other increase (decrease)	4,059	(214)	5,913
Net cash provided by (used in) investing activities	(12,305)	(3,029)	(18,482)
III. Cash Flows from Financing Activities			
1. Net increase (decrease) in short-term debt	1,050	1,118	853
2. Proceeds from long-term borrowings	5,518	2,688	5,927
3. Repayment of long-term borrowings	(2,491)	(2,894)	(3,777)
4. Proceeds from bond issue	-	-	20,000
5. Redemption of bonds	(7,143)	(57,915)	(7,199)
6. Acquisition of treasury stock	(525)	(24,974)	(696)
7. Proceeds from disposal of treasury stock	580	2,459	995
8. Cash dividends paid	(12,398)	(13,078)	(12,794)
9. Cash dividends paid to minority shareholders	(306)	(1,734)	(1,672)
10. Other increase (decrease)	213	85	200
Net cash provided by (used in) financing activities	(15,503)	(94,245)	1,836
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,429	800	1,929
V. Net Change in Cash and Cash Equivalents	2,332	(55,517)	54,715
VI. Cash and Cash Equivalents at Beginning of Term	89,014	145,259	89,014
VII. Increase (Decrease) in Cash and Cash Equivalents due to the Consolidation (Deconsolidation) of Subsidiaries	2,114	-	1,529
VIII. Cash and Cash Equivalents at End of Term	93,461	89,742	145,259

(5) Segment Information

[Business Segment Information]

Nine Months Ended Dec. 31, 2006 (Millions of yen)

	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination/ unallocatable	Consolidation
Net sales						
(1) Sales to outside customers	339,226	160,574	17,537	517,338	-	517,338
(2) Intersegment sales or transfer	4,584	1,174	17,398	23,158	(23,158)	-
Total	343,810	161,749	34,936	540,496	(23,158)	517,338
Operating expenses	313,116	154,268	33,046	500,430	(23,837)	476,593
Operating income	30,694	7,481	1,889	40,065	678	40,744

Nine Months Ended Dec. 31, 2007 (Millions of yen)

	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination/ unallocatable	Consolidation
Net sales						
(1) Sales to outside customers	329,928	190,910	15,891	536,730	-	536,730
(2) Intersegment sales or transfer	4,847	1,103	15,286	21,237	(21,237)	-
Total	334,775	192,013	31,177	557,967	(21,237)	536,730
Operating expenses	298,527	180,087	29,387	508,001	(21,523)	486,478
Operating income	36,248	11,926	1,789	49,965	286	50,252

Fiscal Year Ended March 31, 2007 (Millions of yen)

	Domestic Cosmetics	Overseas Cosmetics	Others	Subtotal	Elimination/ unallocatable	Consolidation
Net sales						
(1) Sales to outside customers	447,557	224,319	22,717	694,594	-	694,594
(2) Intersegment sales or transfer	6,231	1,347	23,112	30,691	(30,691)	-
Total	453,788	225,667	45,829	725,285	(30,691)	694,594
Operating expenses	416,918	215,222	43,584	675,725	(31,136)	644,589
Operating income	36,870	10,444	2,245	49,559	445	50,005

[Geographic Segment Information] *By Location

Nine Months Ended Dec. 31, 2006

(Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ unallocatable	Consolidation
Net sales							
(1) Sales to outside customers	357,467	37,644	64,019	58,207	517,338	-	517,338
(2) Transfer between geographical segments	16,533	6,140	3,367	82	26,124	(26,124)	-
Total	374,001	43,785	67,386	58,289	543,462	(26,124)	517,338
Operating expenses	349,489	42,071	62,457	50,559	504,578	(27,985)	476,593
Operating income	24,511	1,713	4,928	7,729	38,883	1,860	40,744

Nine Months Ended Dec. 31, 2007

(Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ unallocatable	Consolidation
Net sales							
(1) Sales to outside customers	346,557	42,092	77,417	70,662	536,730	-	536,730
(2) Transfer between geographical segments	19,957	6,565	3,988	95	30,607	(30,607)	-
Total	366,515	48,657	81,406	70,758	567,338	(30,607)	536,730
Operating expenses	337,034	45,971	74,752	61,297	519,056	(32,578)	486,478
Operating Income	29,481	2,686	6,653	9,460	48,281	1,970	50,252

Fiscal Year Ended March 31, 2007

(Millions of yen)

	Japan	Americas	Europe	Asia/ Oceania	Subtotal	Elimination/ unallocatable	Consolidation
Net sales							
(1) Sales to outside customers	471,204	51,730	88,364	83,295	694,594	-	694,594
(2) Transfer between geographical segments	22,115	8,138	4,335	111	34,701	(34,701)	-
Total	493,320	59,869	92,699	83,406	729,296	(34,701)	694,594
Operating expenses	465,985	57,060	86,388	72,194	681,628	(37,039)	644,589
Operating income	27,335	2,808	6,310	11,212	47,667	2,337	50,005

[Overseas Sales]

(Export Sales and Sales by Overseas Subsidiaries) *By Destination

Nine Months Ended Dec. 31, 2006 (Millions of yen)

	Americas	Europe	Asia/Oceania	Total
I. Overseas sales	39,584	59,268	62,045	160,897
II. Consolidated net sales				517,338
III. Percentage of overseas sales against consolidated net sales	7.6%	11.5%	12.0%	31.1%

Nine Months Ended Dec. 31, 2007 (Millions of yen)

	Americas	Europe	Asia/Oceania	Total
I. Overseas sales	44,907	68,081	78,334	191,322
II. Consolidated net sales				536,730
III. Percentage of overseas sales against consolidated net sales	8.3%	12.7%	14.6%	35.6%

Fiscal Year Ended March 31, 2007 (Millions of yen)

	Americas	Europe	Asia/Oceania	Total
I. Overseas sales	53,969	79,325	91,503	224,798
II. Consolidated net sales				694,594
III. Percentage of overseas sales against consolidated net sales	7.8%	11.4%	13.2%	32.4%

END